SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                Ampex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   032092-30-6
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


Mark B. Bakar and David Cariani                        Duncan McCurrach
One Ferry Building, Suite 255,                         Sullivan & Cromwell LLP
San Francisco, California 94111                        125 Broad Street,
(415) 677-5850                                         New York, New York 10004
                                                       (212) 558-4066

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 14, 2006
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  032092-30-6

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ValueVest High Concentration Master Fund, Ltd. (20-4574633)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]
                                                            (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     317,768

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     317,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     317,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14   TYPE OF REPORTING PERSON*

     CO

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ValueVest Management Company II, LLC (47-0951956)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]
                                                            (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     317,768

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     317,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     317,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14   TYPE OF REPORTING PERSON*

     OO

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mark B. Bakar

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]
                                                            (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     317,768

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     317,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     317,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14   TYPE OF REPORTING PERSON*

     IN

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Cariani

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]
                                                            (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     n/a

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     317,768

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     317,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     317,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14   TYPE OF REPORTING PERSON*

     IN

          This Amendment No. 1 amends and supplements the Statement on Schedule 13D ("Statement") filed by the parties named below on November 13, 2006 with respect to the Class A common stock, par value $0.01 per share ("Common Stock"), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by deleting the ninth paragraph thereto and inserting the following paragraphs as the ninth and tenth paragraphs:

          On November 14, 2006, the Investment Manager received by facsimile a letter dated November 6, 2006 from the chairman and chief executive officer of the Issuer. The letter confirmed that the Investment Manager's letters of September 13 and 21, 2006 had been discussed by the Issuer's board of directors at their meeting in early November and that the Issuer's board of directors had concluded after that discussion that it would not be in the best interest of the Issuer or its shareholders to offer the Issuer's Data Systems business for sale at this time.

          On November 15, 2006 the Investment Manager contacted the Issuer's chief financial officer by telephone and once again offered to meet with representatives of the Issuer to discuss the ways in which the Investment Manager might be able to help increase shareholder value and the commercial utilization of the Issuer's intellectual property assets. The chief financial officer agreed to meet with Messrs. Bakar and Cariani at the Issuer's offices in New York in the next week.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2006

                                ValueVest High Concentration Master Fund, Ltd.

                                /s/  Mark B. Bakar
                                ----------------------
                                By:  Mark B. Bakar
                                Title: Director


                                ValueVest Management Company II, LLC

                                /s/ David Cariani
                                ----------------------
                                By: David Cariani
                                Title: Managing Member


                                /s/ Mark B. Bakar
                                -----------------
                                    Mark B. Bakar


                                /s/ David Cariani
                                -----------------
                                    David Cariani




SK 23300 0001 722410